Exhibit 99.2
THE EASTERN CARIBBEAN SUPREME COURT
IN THE HIGH COURT OF
JUSTICE
(CIVIL)

SUIT NO. 69 OF 1997 BETWEEN:
IN THE MATTER OF TELE-ART INC.
AND
IN THE MATTER OF THE INTERNATIONAL BUSINESS COMPANIES ACT CAP 291
ORDER
BEFORE: HER LADYSHIP JUSTICE RITA JOSEPH-OLIVETTI

DATED:	14 January 2008

ENTERED:	14th January 2008
          UPON HEARING Mr. Anthony Lynton of Counsel for the Official Liquidator of TeleArt Inc (in liquidation) and Mr. Terrance Neale of Counsel for Nam Tai Electronics, Inc.
          IT IS HEREBY ORDERED AND DIRECTED THAT the execution by the Official Liquidator of the Letter of Authority dated 4 January 2008 is hereby sanctioned by the Court and that the Official Liquidator be at liberty to carry into effect the terms and conditions thereof without further sanction and that the costs of this application be costs in the liquidation.
BY ORDER OF THE COURT